Exhibit 1

Stock Symbol:	AEM (NYSE and TSX)	For further information:
David Smith; VP, Investor Relations
(416) 947-1212

(All amounts expressed in Canadian dollars unless otherwise noted)

AGNICO-EAGLE MINES LIMITED REPORTS

INVESTMENT IN FORUM URANIUM CORP. AND CONCURRENT OPTION AGREEMENT

Toronto (March 3, 2008) — Agnico-Eagle Mines Limited (“Agnico” or the “Company”) today reported that it had acquired 6,122,449 units (“Units”) of Forum Uranium Corp. (“Forum”) by way of a private placement at a price of $0.49 per Unit for a total consideration of $3,000,000 in cash.  Each Unit consisted of one common share (“Common Shares”), resulting in the acquisition of a total of 6,122,449 Common Shares of Forum by the Company, and one-half of one share purchase warrant (“Warrants”), each full Warrant entitling the Offeror to acquire one Common Share at a price of $0.66 per share for a period of two years.

The acquisition represented and Agnico now owns and controls approximately 12.75% of the outstanding Common Shares of Forum assuming the exercise of the Warrants acquired by Agnico.

The Common Shares and Warrants were acquired for investment purposes.  Agnico may acquire additional Common Shares or Warrants or dispose of some or all of the Common Shares or Warrants currently held.

Concurrent with this investment, Forum has optioned the right to earn a 51% interest in the uranium properties that Agnico acquired as part of the Cumberland Resources acquisition in 2007 by incurring a total of $3,000,000 of exploration expenditures on these properties over a four year period. Forum may also acquire a further 14% interest by completing a bankable feasibility study in relation to these properties within five years of earning its 51% joint venture interest.

Agnico purchased the securities pursuant to the “accredited investor” prospectus exemption provided in National Instrument 45-106.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde Mine is Canada’s largest gold deposit in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 26 consecutive years.